[Letterhead of SandRidge Energy, Inc.]
August 3, 2007
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and
Exchange Commission
Washington, D.C. 20549

Re:	SandRidge Energy, Inc.
Registration Statement on Form S-1
Filed June 22, 2007
File No. 333-144004
Dear Mr. Schwall:
     Set forth below are the responses of SandRidge Energy, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2007, with respect to the Company’s Form S-1 initially filed with the Commission on June 22, 2007, File No. 333-144004 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.
     We have filed today through EDGAR and enclosed herewith five courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. In addition, we will file next week through EDGAR a shelf registration statement on Form S-1 (the “Shelf Registration Statement”) relating to the sale, from time to time, by certain of our stockholders. Many of the disclosures in the Shelf Registration Statement are substantially the same as the disclosures in Amendment No. 1. Accordingly, we request that the Staff review the Shelf Registration Statement in connection with its review of Amendment No. 1.
General
1.	You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Securities and Exchange Commission
August 3, 2007

Response:

We acknowledge your comment and have made corresponding changes where applicable throughout Amendment No. 1.
2.	With the response letter you provide with your next amendment, also make clear where you have made changes consistent with the letter you provided to us dated July 13, 2007.

Response:

We acknowledge your comment and have made the following changes consistent with our letter dated July 13, 2007:
•	provided updated accountants’ consents (comment 2);

•	revised our disclosure on pages II-2 and II-3 concerning the exemptions from registration relied upon for the December 2005 private placement (comment 5);

•	revised our disclosure on pages 13 and 14 to shorten certain risk factors or divide lengthy risk factors into separate factors, as appropriate (comment 14);

•	revised the headings of our risk factors on pages 14, 15 and 16 to concisely identify specific risks (comment 16);

•	revised our disclosure on page 52 to state that we have sufficient liquidity to meet our cash requirements for the next year (comment 22); and

•	revised our disclosure on page 14 to remove any reference to the aggregate decline rate for our proved reserves (comment 40).
3.	Provide current and updated disclosure with each amendment. For example, update the status of your NYSE listing, disclose the details regarding your recent purchase of a new headquarters facility, quantify the number of rigs you had drilling in the WTO at the end of the second quarter, and fill in all blanks in the section captioned “Principal and Selling Shareholders.”

Response:

We acknowledge your comment and have updated our disclosures where appropriate, including our recent purchase of the Kerr-McGee Tower and the number of rigs we had drilling at the end of the second quarter of 2007. We will update future filings as additional details become available.

Securities and Exchange Commission
August 3, 2007

4.	We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted exhibits, including the Well Participation Plan, management employment agreements, the legal opinion, underwriting agreement, and any amendments to existing material contracts, including the April 2007 amendment to the Senior Credit Facility. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

Response:

We have filed with Amendment No. 1 all exhibits that are currently available. We intend to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review these exhibits and to enable us to respond to any additional comments the Staff may have as a result of the inclusion of these exhibits.
5.	Since the price range impacts a number of disclosure issues, we will need sufficient time to process the amendment once a price range has been included.

Response:

We acknowledge the comment and will revise the prospectus to include a price range when such a range becomes available.
Table of Contents, page (i)
6.	We note the last paragraph on this page. You are responsible for the accuracy and completeness of all disclosure that appears in your prospectus and in your filings with the Commission. Any suggestion otherwise, including “we have not independently verified their information and cannot guarantee it,” is inappropriate. Please revise accordingly.

Response:

We have revised the Registration Statement as requested. Please see page (i) of Amendment No. 1.
Summary, page 1
7.	You repeat much of this section in the Business section. Revise this section to summarize and highlight the principal aspects of your business and to eliminate repetitive disclosure. Also provide supplemental support for the assertions regarding your status as the “largest” operator and producer in the WTO and

Securities and Exchange Commission
August 3, 2007

having assembled the “largest” acreage position in the area, and clarify against which entities you have the “competitive advantage” you describe at page 7.

Response:

We have revised the Registration Statement as requested. Please see pages 1 through 7 of Amendment No. 1.

Our statement that we believe that we are the largest operator and producer and have assembled the largest acreage position in the WTO is based on our experience and knowledge of the area and third party records.

Based on data publicly available through IHS, Inc., we have drilled 302 of the 337 wells drilled in the WTO during the last ten years and have produced 173 Bcfe of the 190 Bcfe of natural gas and oil cumulatively produced in the WTO. In addition, we own interests in approximately 428,000 gross acres in the WTO. The total size of the WTO is approximately 1.09 million acres.

Our primary competitors in the area, over which we believe we have a competitive advantage, include WTG Exploration, Fasken Oil and Ranch, Ltd., Encana Corporation, Jack and Blair Operating, EOG Resources, Berexco Inc., David H. Arrington Oil & Gas, Inc., Huntington Energy, L.L.C., Nations Gas Partners LLC, Petro-Hunt, L.L.C., Cantex Energy Corp. and Longfellow Drilling Fund I Limited.
Risk Factors, page 14
8.	Please eliminate the suggestion in the third sentence that you do not describe all the risks you face. We note the response to comment 13 that you provided in your letter to us dated July 13, 2007.

Response:

We have revised the Registration Statement as requested. Please see page 13 of Amendment No. 1.
9.	Discuss all material risks that apply to your company in particular, but keep each risk factor brief and concise, generally consisting of only one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. The first two risk factors should be more concise, for example.

Response:

Securities and Exchange Commission
August 3, 2007

We have revised the Registration Statement as requested. Please see pages 13-14 of Amendment No. 1.

10.	Eliminate generic risks that apply to all public or all newly public companies, including “We will incur increased costs as a result of being a public company” and “If securities or industry analysts do not publish research or reports” on page 24.

Response:
We have revised the Registration Statement as requested. Please see page 23 of Amendment No. 1.
11.	Eliminate text that mitigates the risk you present, examples of which are often found in clauses that begin with or precede the words “although” or “however.” Also, rather than stating that you “cannot assure” or there can be “no assurance,” revise to state the risk plainly and directly in each case.

Response:

We have revised the Registration Statement as requested. Please see pages 14, 15, 17, 18, 20 and 21 of Amendment No. 1.
“You may experience dilution of your ownership interests,” page 25
12.	Include in this discussion the common stock that may be issued as a result of the conversion of your outstanding convertible preferred stock, as noted on page 57.

Response:

We have revised the disclosure to include a discussion of potential dilution as a result of common stock that may be issued upon conversion of our outstanding convertible preferred stock. Please see page 23 of Amendment No. 1.
Use of Proceeds, page 27
13.	Revise this section to quantify the expected amount of each of the uses of the proceeds that you identify, and disclose the source of other funds, if any, necessary to accomplish such uses. State the current amount outstanding on your revolving credit facility and provide the information required by Instruction 4 to Item 504 of Regulation S-K, if applicable.

Response:

Securities and Exchange Commission
August 3, 2007

We have revised the Use of Proceeds section to quantify the expected amount of each of the uses of proceeds we have identified and disclosed the other sources of funds necessary to accomplish such uses. As of June 30, 2007, we did not have any borrowings outstanding under our senior credit facility. We have also provided a framework to include the information required by Instruction 4 to Item 504 of Regulation S-K in a future amendment. Please see page 26 of Amendment No. 1.
Dividend Policy, page 27
14.	We note your reference to the possibility that your revolving credit facility may restrict the payment of dividends to holders of common stock. We note, however, that your term loan also contains provisions in section 7.05 that may limit the payment of dividends and that the terms of your outstanding convertible preferred stock potentially limit the payment of dividends on your common stock. Please describe these additional limitations.

Response:

We have revised the disclosure to describe the restrictions on the payment of dividends to holders of our common stock contained in the terms of our term loan and convertible preferred stock. Please see page 26 of Amendment No. 1.
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2006, page 31
15.	Please add labeling and expand your disclosure to clarify the number of months of results of operations included in the NEG Historical column. Ordinarily, financial statements of a business acquired should not extend beyond the date of acquisition, which is November 21, 2006 for NEG.

Response:

We have revised our disclosure on page 30 of Amendment No. 1 to clarify the number of months in the results of operations in the NEG Historical column heading. The NEG Historical column reflects the period from January 1, 2006 through November 21, 2006, the date of the NEG acquisition. Additionally, we have clarified this disclosure in the basis of presentation in the notes to the unaudited pro forma condensed combined financial information. Please see page 31 of Amendment No. 1.

Securities and Exchange Commission
August 3, 2007

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 32
16.	Please expand your disclosure under Note (d) of the Statement of Operations Adjustments section to quantify the effect on income of a 1/8 percent variance in the interest rate on your additional debt.

Response:

We have revised the disclosure under Note (d) on page 31 of Amendment No. 1 to quantify the effect on income of a 1/8 percent variance in the interest rate.
17.	Please expand your disclosure under Note (h) of the Statement of Operations Adjustments section to specify how you determined the 16,182 shares used in computing your basic and diluted pro forma earnings per share data. Please note that the number of shares used in the calculation of pro forma per share data should be based on the weighted average number of shares outstanding during the period plus the shares being issued to effect the combinations as if the combinations had occurred on January 1, 2006.

Response:

We have expanded our disclosure under Note (h) on page 32 of Amendment No. 1 to reconcile the share amount used in computing basic and diluted pro forma earnings per share data. We acknowledge that the pro forma per share data should be based on the weighted average number of shares outstanding during the period plus the shares being issued to effect the combinations as if the combinations had occurred on January 1, 2006 and have revised the share amount in Note (h) accordingly based on subsequent review of the weighted average shares. We note the change in shares did not have an impact on previously reported earnings per share.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Capital Expenditures, page 52
18.	Please specifically state by reference to a month and year how long you expect your cash flows, current cash on hand, bank facilities and the proceeds from this offering to meet your short-term capital expenditure goals. We note also the response to comment 22 that you provided in your letter to us dated July 13, 2007.

Response:

Securities and Exchange Commission
August 3, 2007

We have revised the Registration Statement as requested. Please see page 52 of Amendment No. 1.
Credit Facilities and Other Indebtedness, page 54
19.	Please provide the actual ratios related to the financial covenants relating to any material outstanding indebtedness, and state whether you met them at the end of your most recent fiscal quarter.

Response:

We have revised the Registration Statement as requested. Please see page 55 of Amendment No. 1.
Liquidated Damages Under Registration Rights Agreements, page 59
20.	We note you will be subject to liquidated damages if you fail to have your registration statement declared effective by December 21, 2007, or fail to maintain an effective registration statement for a specified period of time. Please tell us whether you have considered the guidance in FSP No. EITF 00-19-2 relating to the accounting for registration payment arrangements. In addition, please provide the disclosures set forth in paragraph 12 of this FSP within the notes to your financial statements.

Response:

We have considered the guidance in FSP No. EITF 00-19-2 (“EITF 00-19-2”) relating to accounting for registration payment arrangements. We do not consider the payment of liquidated damages probable in light of the expected date of effectiveness of the Shelf Registration Statement. Accordingly, we have not accrued for liquidated damages. We have revised footnote 16 in our financial statements on pages F-29 and F-30 of Amendment No. 1 to include the disclosures set forth in paragraph 12 of EITF 00-19-2.
Quantitative and Qualitative Disclosures About Market Risk, page 63
Interest Rate Risk, page 65
21.	We note your discussion of interest rate risk focuses on derivative arrangements you may enter into to manage such risk. Although you are currently not a party to this type of derivative arrangement, you are still exposed to interest rate risk through your debt obligations. In this regard, we note your debt obligations incur interest at variable rates. Please expand your disclosure to provide quantitative and qualitative information about interest rate risk associated with your debt obligations

Securities and Exchange Commission
August 3, 2007

where changes in interest rates would have a material impact on your financial results. Refer to FRC Section 507 for further guidance.

Response:

We have revised the Registration Statement to provide quantitative and qualitative information about interest rate risks. Please see page 64 of Amendment No. 1.
Environmental Matters and Regulation, page 83
22.	Rather than summarizing “some of” the laws, rules and regulations, revise the reference at page 84 to make clear that you summarize the material laws, rules and regulations.

Response:

We have revised the Registration Statement as requested. Please see page 82 of Amendment No. 1.
Business
Legal Proceedings, page 88
23.	Please quantify the amount by which your economic returns may be reduced in the Piceance Basin project if project payout is achieved. If practicable, provide the range of values that the deferred interest eventually could represent, and also disclose the possible timetable for “project payout.” We may have additional comments.

Response:

Our current capital budget plan does not include any additional capital expenditures related to our assets in the Piceance Basin, and our reserve reports dated December 31, 2006 assume we will not achieve that project payout in connection with such assets. Accordingly, we cannot accurately quantify the amount by which our economic returns on our Piceance Basin assets may be reduced following project payout or accurately estimate the value of the 25% deferred interest in certain of those properties. Less than 0.4% of our PV-10 as of December 31, 2006 was attributable to reserves located in the Piceance Basin.
Management, page 90
24.	Provide in each officer and director biography a detailed discussion of the most recent five years, including the month and year each person held the named position

Securities and Exchange Commission
August 3, 2007

or office. Eliminate any gaps or ambiguities with regard to time. For example, fill in the gap in Mr. Ward’s biography for the time after he left Chesapeake Energy and before he started with SandRidge. Please provide the months, and to the extent necessary the year, that each individual held the positions mentioned. For example, reference to experience “prior” to joining you does not make clear whether there was intervening time or professional experience.

Response:

We have revised the Registration Statement as requested. Please see pages 88-90 of Amendment No. 1.
Director Compensation, page 94
25.	For each stock award granted in 2006, disclose in a footnote the grant date fair value and the aggregate number of stock awards outstanding at fiscal year end. Also provide an explanatory footnote regarding assumptions made in the valuation. See Instructions to item 402(c)(2)(v) and (vi) and Instructions to Item 402(k).

Response:

We have revised the Registration Statement as requested. Please see page 92 of Amendment No. 1.
Executive Compensation and Other Information
Compensation Discussion and Analysis, page 96
General
26.	We note that after Mr. Ward’s appointment, you “experienced significant changes in management, including replacement of substantially all of our executive officers, as well as our compensation philosophy, strategy and process.” Insofar as you disclose at page 104 that the contract terms for Messrs. Ward and Mitchell are identical, explain in greater detail the nature of the “significant changes” to your compensation philosophy, strategy and process.

Response:

We have revised the Registration Statement as requested. Please see pages 94-97 of Amendment No. 1. In addition, we have revised our disclosure on page 103 to clarify that both Mr. Ward and Mr. Mitchell entered into their respective employment contracts in June 2006.

Securities and Exchange Commission
August 3, 2007

27.	Provide updated disclosure regarding the establishment of a compensation committee.

Response:

We intend to establish a compensation committee in the third quarter 2007. We will revise our disclosure in future amendments to discuss this committee.

28.	Please describe any actions regarding executive compensation taken after the end of your last fiscal year. In particular, we note that you make semi-annual salary adjustments to base salaries, pay cash bonuses in January and July, and make grants of restricted stock awards on a semi-annual basis. Please also refer to Instruction 2 to Item 402(b) of Regulation S-K.

Response:

We have revised the Registration Statement as requested. Please see page 99 of Amendment No. 1.
Elements of Our Executive Compensation Program
General, page 97
29.	You indicate that your philosophy has been to establish base salaries and pay cash bonuses that are competitive with the market. Describe the market data you use to determine that the base salaries and cash bonuses are competitive with the market. If you benchmark to a peer group of companies, identify the peer group.

Response:

We have revised the Registration Statement as requested. Please see pages 95-96 of Amendment No. 1.
30.	You indicate that you look to an executive’s individual performance and experience and your overall performance when establishing salary and bonuses. State how you determine the performance factors that you consider and how you evaluate an officer’s experience.

Response:

We have revised the Registration Statement as requested. Please see page 97 of Amendment No. 1.

Securities and Exchange Commission
August 3, 2007

31.	Identify the performance factors that you consider when assessing both an individual’s performance and your overall performance, and the weight given to each one. Specifically, we note that Mr. Ward’s total compensation package is significantly higher than the package for the other identified executives. We also note that his bonus was $950,000, while the bonus for Mr. Mitchell was zero. Lastly, we note that despite increased corporate revenues, net income decreased from 2005 to 2006 and that “basic and diluted income per share” was cut in half over the same period. Explain the elements of the officers’ performance and functions taken into account in awarding the different compensation packages. Similarly, explain further how you determine the amount of restricted stock to award on a semi-annual basis.

Response:

We have revised the Registration Statement as requested. Please see page 97 of Amendment No. 1.
32.	File all employment agreements, including the agreement with Mr. Ward, as exhibits with your next amendment. We note also your statement at page 99 that you intend to enter into additional employment agreements and severance plans during 2007 and the reference to the agreement with Mr. Coshow in the exhibit list. Disclose in each case the material terms of the agreement. We may have additional comments once the exhibits have been provided.

Response:

We have filed the employment agreements with Mr. Ward and Mr. Coshow as exhibits to Amendment No. 1. These are the only employment agreements we are currently party to.
Employment Agreements, Severance Benefits and Change in Control Provisions, page 99
General
33.	Revise to provide clearer disclosure as necessary. For example, we refer you to the definition of “change in control” in the last paragraph on page 99 as including “... all outstanding awards of active employees and directors...” Expand to provide a complete discussion of the stock plan. Also clarify the statement under Termination without Cause that “... and Mr. Ward have mutually agreed to severance package that is in place prior to any termination event.”

Response: We have revised the Registration Statement as requested. Please see pages 98 and 107-109 of Amendment No. 1.

Securities and Exchange Commission
August 3, 2007

34.	Provide the information required by Item 402(j) of Regulation S-K with regard to the potential payments upon termination or change-in-control for each executive officer.

Response: We have revised the Registration Statement as requested. Please see pages 105-107 of Amendment No. 1.
Other Matters, page 100
35.	Disclose clearly how the 500% provision would work in practice. For example, state explicitly whether Mr. Ward’s salary would be decreased if he sold stock and his remaining shares subsequently declined in value below the threshold. In addition, please explain the purpose for this provision as included in both Messrs. Ward’s and Mitchell’s contracts.

Response:

The requirement that the value of the shares of our common stock beneficially owned by each of Mr. Ward and Mr. Mitchell exceed 500% of his annual salary is intended to ensure that the interests of our chief executive officer and president are aligned with those of our shareholders. Based on Mr. Ward’s existing salary, and the most recent trading price of our common stock on the PORTAL market, Mr. Ward must continue to beneficially own at least 261,905 shares of our common stock. Because Mr. Ward beneficially owns in excess of 37.9 million shares of our common stock and has shown no indication of reducing his holdings, we have not determined how this provision would work in practice. In the future, if we believed there was a reasonable likelihood of this provision being triggered, we anticipate that our compensation committee at that time would determine the appropriate interpretation of the employment agreement.
Summary Compensation Table
Footnote 10, page 102
36.	Disclose in context what comprised the referenced HSR fees, and state why they were reimbursed to Mr. Ward.

Response:

We have revised footnote 10 to disclose the context in which the HSR fees were paid and the reasons for which they were reimbursed to Mr. Ward. Please see page 101 of Amendment No. 1.

Securities and Exchange Commission
August 3, 2007

Principal and Selling Shareholders. page 107
37.	Identify the natural person with power to vote or to dispose of the securities held by Ares Management, LLC.

Response:

We have revised the Registration Statement to reflect the entity that exercises voting and dispositive power over the securities held by Ares Management, LLC. No single natural person exercises such power. Please see pages 110-111 of Amendment No. 1.
Related Party Transactions, page 108
General
38.	Disclose in each case whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm’s length negotiations with unaffiliated third parties.

Response:

We have revised the Registration Statement to expand the disclosure of the substance of the negotiations of the Company of each of its disclosed related party transactions. Please see page 112 of Amendment No. 1. We do not believe we are in the position to make specific hindsight conclusions regarding whether such transactions could meet a hypothetical unaffiliated third party arms length standard; nor do we believe that Item 404 of Regulation S-K requires such a statement.
39.	Provide the information required by Item 404(b) of Regulation S-K.

Response:

We intend to adopt a written policy with respect to the review, approval and ratification of related party transactions during the third quarter of 2007. We will revise our disclosure in future amendments to discuss this policy. Please see page 112 of Amendment No. 1.
40.	To the extent not already filed, file as exhibits the contracts relating to each transaction described in this section.

Response:

We have filed a copy of the Well Participation Plan as exhibit 10.4 to Amendment No. 1. We will file other agreements related to each of the other transactions described in future amendments.

Securities and Exchange Commission
August 3, 2007

41.	We note the reference to the sale of Stockton Plaza to Mr. Mitchell on page 46. Please confirm that it was among the “non-core investments” he acquired in August 2006, or provide appropriate disclosure in this section. Similarly, disclose in this section each related party transaction referenced in Note 19 of your notes to Consolidated Financial Statements (restated), if Item 404 of Regulation S-K so requires.

Response:

The sale of Stockton Plaza to Mr. Mitchell was part of the “non-core investments” sold to Mr. Mitchell in August 2006. We have also revised our disclosure to discuss each transaction referenced in Note 19 to our financial statements. Please see pages 113 and 114 of Amendment No. 1.
Well Participation Plan, page 108
42.	State the amounts paid by Mr. Ward and Mr. Mitchell for their participation in the plan for 2006 and to date for 2007. Specify the amounts paid to Messrs. Ward and Mitchell due to their participation in the plan in 2006 and to date in 2007.

Response:

We have revised the Registration Statement to include the amounts of investment made by Messrs. Ward and Mitchell pursuant to the Well Participation Plan. Please see page 112 of Amendment No. 1. We do not believe it is appropriate to include amounts paid to Messrs. Ward and Mitchell as a result of these investments because such payments result from their purchase of an investment in oil and gas interests which, once purchased by full reimbursement of cost to us pursuant to the terms of the plan, is not an asset of the Company.
Employee Participation Plan, page 109
43.	Identify the named executive officers who participated in the plan and either the amount paid by each, or the allowance given them, in 2006. Specify the amounts such named executive officers received for their participation in the Plan in 2006 and to date in 2007.

Response:

We have revised the Registration Statement to include the amounts of investment made by named executive officers pursuant to the Employee Participation Plan. Please see page 113 of Amendment No. 1. Amounts of allocated participation in the plan paid for by us have been included as an item of compensation in the table on page 101 and are

Securities and Exchange Commission
August 3, 2007

described on page 113 of Amendment No. 1. We do not believe it is appropriate to include amounts paid to employees as a result of these investments because such payments result from their purchase of an investment in oil and gas interests which, once purchased by the allocation of costs for the benefit of the participant and full reimbursement of the costs of additional participations to us pursuant to the terms of the plan, is not an asset of the Company.
Other Transactions, page 109
44.	For each transaction involving a promoter, provide all of the information required by Item 404(c) of Regulation S-K.

Response:

None of the transactions described under “Related Party Transactions—Other Transactions” involved a promoter.
Description of Capital Stock
Preferred Stock, page 111
45.	Revise your discussion of dividends to define in context “capital stock” and to make clear that the prohibition does not extend to any cash dividends relating to your common stock.

Response:

We have revised our discussion of dividends on page 115 of the Registration Statement to clarify that we are prohibited by the terms of our convertible preferred stock from making any cash distributions on our common stock.
Business Combination Under Delaware Law, page 115
46.	Please revise the last sentence under this caption to clarify the intended meaning. Similarly, revise the text under “United Kingdom” at page 126 to clarify to whom the first sentence is directed, as you make clear in the parallel disclosure that follows under the caption “European Economic Area.”

Response:

We have revised the Registration Statement as requested. Please see pages 120 and 130 of Amendment No. 1.

Securities and Exchange Commission
August 3, 2007

Underwriting, page 122
47.	We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Response:

Each of the selling shareholders will be party to the underwriting agreement, which will prohibit any shortsales by any selling shareholder.
48.	If true, disclose that there are no agreements or understandings, whether explicit or tacit, relating to the early release of any of the locked-up shares. We note the response to comment 30 in your letter of response dated July 13, 2007.

Response:

We have revised the Registration Statement as requested. Please see page 128 of Amendment No. 1.
Recent Sales of Unregistered Securities, page II-2
49.	For each sale of unregistered securities, provide the information as to the consideration received that Item 701(c) of Regulation S-K requires.

Response:

We have revised the Registration Statement as requested. Please see pages II-2 and II-3 of Amendment No. 1.
50.	Please disclose the exemptions relied upon in connection with the sales of the securities sold in the December 21, 2005 transaction.

Response:

We have revised the Registration Statement as requested. Please see page II-2 of Amendment No. 1.
Note 4 — Discontinued Operations, page F-19
51.	Please expand your disclosure to state the net book value of assets exchanged and whether you reported any gain or loss on your discontinued operations.

Response:

Securities and Exchange Commission
August 3, 2007

We have revised the Registration Statement to state that the net book value of assets exchanged was $23.6 million. Also, we have revised the disclosure to indicate that no gain or loss was reported on the transaction. Please see page F-19 of Amendment No. 1.
NEG Oil & Gas LLC Financial Statements, page F-64
52.	We note your financial statement presentation of NEG Oil & Gas LLC which excludes National Energy Group, Inc. and the 10 3/4% senior notes due from National Energy Group, but includes National Energy Group Inc.’s 50% membership interest in NEG Holding LLC. Please describe for us the nature and size of the assets and the business operations remaining with National Energy Group Inc., subsequent to your acquisition of NEG Oil and Gas LLC. To the extent you acquired substantially all of National Energy Group Inc.’s key operating assets and business; we would expect complete audited financial statements of National Energy Group Inc. to be presented. Elimination of specified assets and liabilities not acquired or assumed by you would be depicted in the pro forma financial statements presenting the effects of the acquisition. Given this guidance, please explain to us in detail why you believe your current presentation of these financial statements is appropriate.

Response:

We respectfully submit that the presentation of the audited and interim combined financial statements of NEG Oil & Gas LLC provide the reader the most meaningful presentation of the historical results of operation and financial condition of the business acquired from American Real Estate Partners, L.P. (“AREP”), the parent of NEG Oil & Gas LLC (“NEGOG”) and National Energy Group, Inc. (“NEGI”). We acquired all of the interests of NEG Holdings LLC, a wholly owned subsidiary of NEGOG. We respectfully submit that the relationship of NEGI to AREP and NEGOG is complex, confusing, and for the most part not relevant to our acquisition of oil and gas properties from the AREP affiliates.

Since control of NEGI was acquired in 2000 by AREP, NEGI was in the business of managing the oil and gas assets acquired by AREP and its affiliates. A significant portion of its revenues were management fees paid by AREP affiliates, while the remainder was derived from its non-controlling equity investment in NEG Holdings LLC. We acquired NEGOG, which in turn agreed to exercise a right to redeem for fair value the 50% non-controlling membership interest in NEG Holdings LLC from NEGI. This non-controlling interest was acquired by NEGOG in exchange for cash and the contribution of certain NEGI 10 3/4% Senior Notes due 2014 (the “Senior Notes”) held by NEGOG. We did not participate in the fair value negotiations between NEGOG and NEGI. The remaining assets of NEGI consisted of cash of $111 million, deferred tax

Securities and Exchange Commission
August 3, 2007

asset accounts of approximately $14 million and related equity accounts subsequent to our acquisition.

We believe AREP continues to own its controlling interest in NEGI, which has continued as a reporting public company.

We believe the presentation of NEG Oil & Gas LLC and Subsidiaries, excluding National Energy Group, Inc. and the Senior Notes, but including the 50% membership interest in NEG Holding LLC of National Energy Group, Inc. gives a fair presentation of the operations we acquired at November 21, 2006. We did not succeed to the management contracts or management business of NEGI, its primary business as stated in its Form 10-K. We also submit that showing the impact of NEGI’s capital structure in historical results of operations would further add to misunderstanding by a reader because of irrelevant items such as interest expense (from the extinguished Senior Notes), tax accounts, accretion of equity investment, and the gain on sale of the NEG Holdings LLC interest. The inclusion of the Senior Notes would not provide the investor a fair presentation of the historical operations we acquired as the related interest expense is a significant amount of the historical operations. We only present the pro forma statement of operations for the year ended December 31, 2006. We believe our presentation is more direct and transparent.
53.	Please explain to us why you refer to these financial statements as combined rather than consolidated. In this regard, we note your disclosure in which you state you are presenting the financial statements of NEG Oil & Gas LLC and its subsidiaries.

Response:

We refer to the financial statements as combined rather than consolidated because we exclude the Senior Notes, deferred tax assets and related equity accounts from National Energy Group, Inc. and combine the 50% non-controlling membership interest in NEG Holding LLC, which NEGOG had the right to acquire, and did acquire, from NEGI.
Engineering Comments
General
54.	Please provide us with a detailed reserve report, preferably on a CD-ROM.

Response:

We have provided a reserve report as of December 31, 2006 on CD-ROM as requested. We will provide a CD-ROM containing a reserve report as of June 30, 2007 when one becomes available.

Securities and Exchange Commission
August 3, 2007

Summary, page 1
Overview, page 1
55.	Please revise your filing to clarify the meaning that your proved reserves were “independently engineered.”

Response:

We have revised the Registration Statement as requested. Please see pages 1 and 65 of Amendment No. 1.
Our Business and Primary Operations, page 3
Exploration and Production, page 3
56.	Please include the Standardized Measure of Discounted Future Net Cash Flows in the table.

Response:

We have revised the Registration Statement as requested. Please see pages 3-4 and 68 of Amendment No. 1. We have not included Standardized Measure for individual areas because, under SFAS No. 69, Standardized Measure is only calculated as a GAAP measure at year end for the consolidated company.
57.	We note that your reserves-to-production ratio in the WTO area is over 25 years. Please disclose why it is so long compared to the other areas you operate in or provide a cross-reference if it is explained elsewhere in the filing.

Response:

We have revised the Registration Statement to explain this anomaly. Please see pages 4 and 68 of Amendment No. 1.
West Texas Overthrust (WTO), page 4
58.	You indicate that you have established commercial production from shallow Wolfcamp sands and have identified over 400 prospective Wolfcamp locations and only 11 locations were attributed to have proved undeveloped reserves. Please explain to us why this is the case. If you have only drilled a minimal number of Wolfcamp wells or the wells that you have drilled will not payout under current prices or costs, you should revise your document to disclose this fact.

Securities and Exchange Commission
August 3, 2007

Response:

We have removed this disclosure from Amendment No. 1 because we determined it errantly focused on a single formation. Please see pages 5 and 69.
Midstream Services and Other Operations, page 6
59.	It is unclear if the gas plants purchase from you the gas you produce. If so, please disclose this and the average price they pay you for your delivered, untreated gas. As these gas plants apparently provide the service to treat the gas you deliver to them, one assumes the cost of CO2 removal and other services is borne by them and must be reflected in a lower gas price they pay you for your delivered gas. However, it is unclear that this is the case in the average gas price you report that you receive. Please revise your document to clarify this and if necessary revise your reported gas price received to reflect the inclusion of CO2 removal services.

Response:

We have revised the Registration Statement as requested. Please see pages 11-12 and 72-73 of Amendment No. 1.
Risk Factors, page 14
The development of the proved undeveloped reserves in the WTO, page 16
60.	Please add that 68% of your total reserves are proved undeveloped and include the effects this may have on future results. Include the estimated time it will take based on your reserve report to develop your current proved undeveloped reserves.

Response:

We have revised the Registration Statement to disclose that 68% of our total reserves are proved undeveloped reserves. We revised our disclosure under “Business—Proved Reserves” to disclose the estimated time it will take to develop our current proved undeveloped reserves. We did not include this information in the risk factor because it is mitigating to the risk. Please see pages 15 and 71-72 of Amendment No. 1.
Our use of 2-D and 3-D seismic data is subject to interpretation, page 17
61.	Please add that other geologists or petroleum professionals when studying the same seismic data may have significantly different interpretations than your professionals.

Response:

Securities and Exchange Commission
August 3, 2007

We have revised the Registration Statement as requested. Please see page 16 of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Segment Overview, page 36
62.	Please tell us if the reported average prices are average prices you realized for the periods presented.

Response:

Our reported average prices are not realized prices, but actual average prices and do not give effect to derivative transactions. Please see pages 12, 37 and 73 of Amendment No. 1.
Exploration and Production Segment, page 37
63.	Please revise your document to disclose how the high percentage of CO2 in your natural gas affects the price you receive and/or the costs you incur on a unit cost ($/Mcfe) basis.

Response:

Please refer to our response to Comment 59.
64.	Please revise your document to disclose the per unit operating costs, including production taxes, of the appropriate years. Please see Industry Guide 2 and paragraph 24 of SFAS 69 for reference.

Response:

We have revised the Registration Statement as requested. Please see pages 12 and 73 of Amendment No. 1.
Business, page 66
Competitive Strengths, page 67
Large Modern Fleet of Drilling Rigs, page 68
65.	You state that by owning your own rigs you can develop and explore on a more economic basis. Reconcile this statement and the one under Drilling Operations

Securities and Exchange Commission
August 3, 2007

with the fact that you still have to pay your rig personnel the market rate for wages and benefits in addition to paying market rates for fuel, drilling mud, bits, logging, perforating, tubulars, repairs, maintenance, and other supplies and services. In addition, you have to pay for insurance, maintenance and repairs of the rigs which are expenses you would not have to pay if you utilized a contract driller. Revise here and elsewhere as necessary.

Response:

We believe we are able to develop and explore on a more economic basis by owning our own rigs because we are able to capture the profit margin that would otherwise be allocated to a third party.
Proved Reserves, page 73
66.	Please include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Response:

We have revised the Registration Statement as requested. Please see pages A-2 and A-3 of Amendment No. 1.
Production and Price History, page 74
67.	Please revise your document to include unit production costs, including production taxes, for each of the periods reported.

Response:

We have revised the Registration Statement as requested. Please see pages 12 and 73 of Amendment No. 1.
Notes to Consolidated Financial Statements, page F-7
Supp1emental Information on Oil and Gas Producing Activities, page F-36
Costs Incurred in Property Acquisition, Exploration and Development Activities, page F-37
68.	We note that you spent $115 million on development costs in 2006. In the Standardized Measure you report future development costs to develop your undeveloped reserves of $931.9 million dollars. Therefore, it would take approximately 8 years at 2006 spending levels to develop your current undeveloped reserves. Normally, proved undeveloped reserves should be developed within five

Securities and Exchange Commission
August 3, 2007

years. Tell us how many of your proved undeveloped reserves are not scheduled to be developed until after the year 2011.

Response:

Please note our response to Comment 60. We also note our capital expenditures related to the acceleration of our drilling program in 2007. As a result of this acceleration, we anticipate that 97% of our current proved undeveloped reserves will be developed by 2011 and all of our current proved undeveloped reserves will be developed by 2012.
Results of Operations for Oil and Gas Producing Activities, page F-37
69.	Please clarify the statement that the independent petroleum engineers reviewed the estimates of proved reserves. Fully explain in the document the function the independent engineers performed. Disclose the percent and location of the proved reserves each independent petroleum engineer reviewed. Include in the disclosure the range of differences between the independent engineers’ estimates and the company’s on a property level.

Response:

We have revised the Registration Statement as requested. Please see pages F-39 and F-40 of Amendment No. 1.
Reserve Quantity Information, page F-39
70.	We note that you spent $18.6 million on exploration in 2006 and report almost 94 BCF in discoveries and extensions. As this is a cost of only $0.2/Mcfe, it would appear either the costs are too low or the majority of these reserves were for extensions of existing proved reserves. Please include clarification of these costs and reserves added and for any other significant reserve changes. See paragraph 11 of SFAS 69.

Response:

During 2006, we recognized additional reserves attributable to extensions and discoveries as a result of successful drilling in the Piñon Field of West Texas. Drilling expenditures of $18.6 million resulted in the addition of 10.9 Bcfe of net proved developed reserves by extending the field boundaries as well as proving the producing capabilities of formations not previously captured as proved reserves. The remaining 83.1 Bcfe of net proved reserves for 2006 are proved undeveloped reserves associated with direct offsets to the 2006 drilling program extending the boundaries of the Piñon Field and zone

Securities and Exchange Commission
August 3, 2007

identification. Changes in reserves associated with the development drilling have been accounted for in revisions of previous reserve estimates.

Securities and Exchange Commission
August 3, 2007

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to Bruce Thompson at (405) 753-5603 or Jim Prince at Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,
By:	/s/ V. Bruce Thompson
V. Bruce Thompson
Senior Vice President – Legal and General Counsel

Enclosures

cc:	Donna Levy, Securities and Exchange Commission
T. Mark Kelly, Vinson & Elkins L.L.P.
Richard D. Truesdell, Jr., Davis Polk & Wardwell